

Mail Stop 3720

May 20, 2008

Mr. Dean Ziehl
Trustee
Adelphia Recovery Trust
919 North Market Street, 17th Floor
P.O. Box 705
Wilmington, DE 19899

      Re: Adelphia Recovery Trust
          Form 10
          Filed April 30, 2008
          File No. 0-53209

Dear Mr. Ziehl:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

      Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1A. Risk Factors, page 6

1. In your risk factor "Potential conflicts of interest exist among the classes of Interests" on page seven you state that the separate classes of interest could give rise to conflicting

interests. Please expand your disclosure regarding this risk to address the nature of the different interests and ways in which such conflicts may occur.

Item 5. Directors and Executive Officers, page 13

2. Revise your disclosure with respect to Mr. Takala to disclose his business experience during the last five years. See Item 401(e) of Regulation S-K.

Item 6. Executive Compensation, page 14

3. Please revise the table on page 14 to reflect the tabular format and information required by Item 402(c) of Regulation S-K.

Item 8. Legal Proceedings.

4. Revise to include a description of the pending motion with the United States Bankruptcy Court for the Southern District of New York seeking approval of an amendment to the ART's Declaration in connection with the private letter ruling from the Internal Revenue Service.

Item 9. Market Price of and Distributions on the Registrant's Interests…, page 21

5. Please revise to include the approximate number of holders of each series of Interests of the registrant as of the latest practicable date.

Item 10. Recent Sales of Unregistered Securities, page 21

6. We note your reliance on Section 1145 of the Bankruptcy Code. Please include the other disclosure required by Item 701 of Regulation S-K.

Item 11. Description of Securities to be Registered, page 22

7. We note your statement on page 25 that the Holders do not have any voting rights "except in connection with certain amendments to the Declaration and except for limited rights in connection with the appointment of a successor Institutional Trustee or Delaware Trustee." Please explain in your response the voting rights Holders have with respect to appointment of successor Institutional or Delaware Trustees.

*   *   *   *

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jessica Plowgian, attorney-adviser, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s
Larry Spirgel
Assistant Director

Cc: William L. Tolbert
    Thomas Failor
    Jenner & Block, LLP
    (via facsimile)